CTD HOLDINGS, INC.
14120 N.W. 126th Terrace
Alachua, Florida 32615

July 10, 2019

Via Edgar

Ms. Sherry Haywood
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	CTD Holdings, Inc. Registration Statement on Form S-1 File No. 333-232408

Dear Ms. Haywood:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CTD Holdings, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement to 5:00 p.m. on July 12, 2019, or as soon thereafter as practicable.

Please contact Zev M. Bomrind of Fox Rothschild LLP, counsel to the Company, at (212) 878-7951, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ N. Scott Fine
N. Scott Fine

Chief Executive Officer